FILE NO. 70-10100

IN THE MATTER OF

FILE NO. 70-10100

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740

Allegheny Energy Supply Company, L.L.C.
4350 Northern Pike
Monroeville, PA 15146-2841

_____________________________

Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740

The Commission is requested to send copies of all notices, orders and communications in connection with this Certificate of Notification to:

David B. Hertzog Terence A. Burke Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg, PA 15601	Clifford M. Naeve William C. Weeden Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, NW Washington, D.C. 20005

          On December 22, 2003, the Securities and Exchange Commission ("Commission") issued an order in File No. 70-10100, Holding Co. Act Release No. 35-27780 (the "Order"), authorizing, among other things, the continuation of certain revised financing conditions. The Order directed Allegheny Energy, Inc. ("Allegheny") to file with the Commission a certificate pursuant to Rule 24 of the Public Utility Holding Company Act of 1935. That certificate is to contain certain financial information pertaining to Allegheny and Allegheny Energy Supply Company, LLC ("AE Supply"), which Allegheny provides below for the period from December 22, 2003 through March 31, 2004 ("the reporting period").

1. A table showing, as of the end of each calendar month in the reporting period, the dollar and percentage components of the capital structures of Allegheny and AE Supply:
Filed in paper copy; confidential treatment requested pursuant to Rule 104(b), 17 CFR Sec. 250.104(b).
2. Updated financial projections for Allegheny and AE Supply, substantially in the form of Exhibit H hereto, including statement of assumptions underlying the financial projections:
Filed in paper copy; confidential treatment requested pursuant to Rule 104(b), 17 CFR Sec. 250.104(b).

SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 7, 2004

Allegheny Energy, Inc. By: /s/ Thomas R. Gardner Thomas R. Gardner Title: Vice President and Controller of Allegheny Energy, Inc.